UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2012

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

TELEFÔNICA BRASIL S.A.

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telefônica Brasil S.A. – Notice to the Market - 4G Auction Results” dated on June 14th, 2012.

NOTICE TO THE MARKET

TELEFÔNICA BRASIL S.A. (“Company”) hereby informs the market that the auction for sale of the national frequency bands of 2.5 GHz linked to the 450 MHz band, held by Anatel during days 12th and 13th of June, 2012, in accordance with the notice No. 004/2012/PVCP/SPV-ANATEL ("Notice"), its wholly-owned subsidiary Vivo S.A. ("Vivo") won the lot "X" (lot 3) among those offered. The value offered by the frequency bands was R$ 1.05 billion.

Thus, Vivo will enhance its ability to provide service with 4G technology in the whole Brazilian territory and will be operating in the frequency range of 2.5 GHz with band of 20 + 20Mhz. In addition to the 2.5 GHz band, the lot also includes the 450 MHz band for the rural areas of the states of Alagoas, Ceará, Minas Gerais, Paraíba, Pernambuco, Piauí, Rio Grande do Norte, Sao Paulo and Sergipe.

The amount to be paid and the terms of usage shall comply with the rules set out in the Notice and established by Anatel.

The final amount of the licenses should be reflected in Capex at the signing of the terms.

The Company thus demonstrates its commitment to ensure its customers quality services today and in the future.

São Paulo, June 14, 2012.

Gilmar Roberto Pereira Camurra
Investor Relations Officer

Investor Relations
Tel: +55 11 7420-1172
Email: ir.br@telefonica.com
Available information: www.telefonica.com.br/investidores

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.

Date:	June 14th, 2012	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director